Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1—NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2—DATE OF MATERIAL CHANGE

June 21, 2023

ITEM 3—NEWS RELEASE

A news release describing this material change was issued by the Company on June 21, 2023 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar as an attachment to a Form 6-K dated June 21, 2023.

ITEM 4—SUMMARY OF MATERIAL CHANGE

On June 21, 2023, the Company announced that it drew down on its second tranche of US$20 million under its credit agreement dated July 20, 2022, as amended (the “Credit Facility”), with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”).

The net proceeds of this second tranche, approximately US$19,300,000, will be used to redeem all of the issued and outstanding US$27.5 million 5.75% convertible unsecured senior notes due on June 30, 2023 (the “Notes”). The remaining balance will be funded from the Company’s cash on hand.

The Notes were issued under a trust indenture dated as of June 19, 2018, by and among Theratechnologies and Computershare Trust Company of Canada.

ITEM 5—FULL DESCRIPTION OF MATERIAL CHANGE

See above under Item 4.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this document include, but are not limited to, statements regarding the repayment of all of the outstanding Notes on June 30, 2023. Although the forward-

looking information contained in this document is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: no unforeseen event will occur that would prevent the Company from repaying all of the Notes on June 30, 2023. Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance by the Company with the terms and conditions of the Credit Facility, including meeting revenue targets and the liquidity covenant; the occurrence of an event of default under the Credit Facility which would trigger an increase in interest rate of 300 basis points and, at the discretion of Marathon, the accelerated reimbursement of any outstanding amounts drawn under the Credit Facility. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this document and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this document, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6—RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7—OMITTED INFORMATION

Not applicable.

ITEM 8—EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9—DATE OF REPORT

June 22, 2023.